

September 11, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a motion for leave to cite additional authority in support of motion to dismiss the compliant of Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-00789), filed by Harbor Capital Advisors, Inc. on September 8, 2014.

If you have any questions regarding this filing, please contact me at 312-443-4420.

                              Sincerely,

                              /s/ Charles F. McCain
                              _____
                              Charles F. McCain, Esq.
                              Executive Vice President, General Counsel

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Harbor Capital Advisors, Inc.

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER,

      Plaintiff,

    v.

HARBOR CAPITAL ADVISORS, INC.,

      Defendant,

   -and-

HARBOR INTERNATIONAL FUND,

      Nominal Defendant.

Case No. 14-CV-00789

Honorable Joan Humphrey Lefkow

**DEFENDANT HARBOR CAPITAL ADVISORS, INC.'S MOTION FOR LEAVE
TO CITE ADDITIONAL AUTHORITY IN SUPPORT OF
DEFENDANT'S MOTION TO DISMISS**

Defendant Harbor Capital Advisors, Inc. ("HCA"), by its attorneys, respectfully moves the Court for leave to cite the August 28, 2014 Order of District Judge Anita B. Brody in *Curd v. SEI Investments Management Corp.*, No. 13-cv-7219 (E.D. Pa., Aug. 28, 2014) (a copy of which is attached hereto as Exhibit A), as additional authority in support of HCA's pending Motion to Dismiss the Complaint of plaintiff Terrence Zehrer.

In support of its motion, HCA states as follows:

1.   On March 31, 2014, HCA moved to dismiss this action on the ground that Mr. Zehrer's one count Complaint fails to state a claim upon which relief can be granted under Section 36(b) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(b) ("§36(b)"). Nominal Defendant Harbor International Fund moved to dismiss on the same date. Both motions have been briefed.

2.   *Curd v. SEI Investments Management Corp.*, No. 2:13-cv-72191 (E.D. Pa., filed Dec. 11, 2013), is one of three §36(b) actions against investment advisers unrelated to HCA, and serving unrelated mutual funds, brought by one of plaintiff Zehrer's law firms prior to the commencement of this action against HCA. *See* HCA's April 8, 2014 Memorandum in Support of its Motion to Dismiss ("HCA's April 8, 2014 Memo.") at 7 n.5. Exhibit 1 to the Declaration of Paul J. Walsen submitted in support of HCA's Motion to Dismiss contains a comparison of allegations in the four §36(b) complaints filed by Mr. Zehrer's counsel.

3.   On August 28, 2014, District Judge Anita Brody entered an Order in *Curd* dismissing the Complaint in that case. District Judge Brody's Order pertains to two issues raised by HCA in its Motion to Dismiss the Complaint in this action:

        a.   First, District Judge Brody dismissed the *Curd* Complaint on the ground that it lacked allegations that the defendant charged excessive fees at any time during the one year period prior to the filing of the Complaint, and thus was untimely under 15 U.S.C. § 80a-35(b)(3). *See* Order, Ex. A hereto, at 1 n.1. HCA has identified the same deficiency as one of the grounds for dismissal of plaintiff Zehrer's Complaint. *See* HCA's April 8, 2014 Memo. at 9; June 10, 2014 Reply Memorandum in Support of Motion of Harbor Capital Advisors, Inc. to Dismiss at 14.

        b.   Second, in her August 28, 2014 Order, District Judge Brody also expressed "serious doubts" regarding the sufficiency of the allegations in the *Curd* Complaint to state a claim under §36(b) when measured against the stringent standard for such claims articulated in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982), and *Jones v. Harris Associates L.P.*, 559 U.S. 335 (2010). *See* Order,

Ex. A hereto, at 1 n.1. HCA has moved to dismiss Mr. Zehrer's similar Complaint in this action on the ground that it fails to satisfy the *Jones-Gartenberg* standard.

4.   In light of the similarities in the Complaints in this action and in *Curd*, District Judge Brody's Order in *Curd* constitutes additional authority supporting HCA's Motion to Dismiss.

WHEREFORE, Defendant Harbor Capital Advisors, Inc. respectfully requests that the Court grant HCA leave to cite the attached Order in *Curd v. SEI Investments Management Corp.*, No. 13-CV-7219 (E.D. Pa., Aug. 28, 2014), as additional authority in support of HCA's Motion to Dismiss.

Dated: September 8, 2014

Respectfully submitted,

DEFENDANT   HARBOR   CAPITAL
ADVISORS, INC.

By: _____/s/ John W. Rotunno_____
                    One of its Attorneys

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGinley
Nicole C. Mueller
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Email: john.rotunno@klgates.com
       stephen.oneil@klgates.com
       paul.walsen@klgates.com
       molly.mcginley@klgates.com
       nicole.mueller@klgates.com

Attorneys for Harbor Capital Advisors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on September 8, 2014, the foregoing **Motion for Leave to Cite Additional Authority in Support of Defendant's Motion to Dismiss** was filed with the Clerk of Court using the CM/ECF system, which will send notification of such filing to following counsels of record:

Norman Rifkind
Amelia S. Newton
351 West Hubbard Street, Suite 401
Chicago, Illinois 60654

Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, California 92101

Joanna L. Barry
Dechert LLP
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104-2808

Angela M. Liu
Joni S. Jacobsen
Dechert LLP
77 West Wacker
Suite 3200
Chicago, IL 60601

David A. Kotler
Dechert LLP
Suite 500
902 Carnegie Center
Princeton, NJ 08540-6531

Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111

    /s/ John W. Rotunno

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

STEVEN CURD and REBEL CURD,	:	
Derivatively on behalf of SEI	:	CIVIL ACTION
INTERNATIONAL EQUITY FUND, SEI	:	No. 13-7219
HIGH YIELD BOND FUND, SEI	:	
TAX-MANAGED LARGE CAP FUND, SEI	:	
TAX-MANAGED SMALL/MID CAP	:	
FUND, and SEI INTERMEDIATE-TERM	:	
MUNICIPAL FUND,	:	
	:	
Plaintiffs,	:	
	:	
v.	:	
	:	
SEI INVESTMENTS MANAGEMENT	:	
CORPORATION	:	
	:	
Defendant.	:	

ORDER

AND NOW, this _____ day of August, 2014, it is **ORDERED** that Defendant SEI

Investment Management Corporation ("SIMC")'s Motion to Dismiss the Complaint [ECF No.

10] is **GRANTED**.[1] Plaintiffs are **GRANTED** leave to file an amended complaint on or before

October 2, 2014. If Plaintiffs do not file an amended complaint, I will issue an order and

memorandum dismissing the Complaint with prejudice. It is further ordered that the Nominal

Defendants' Motion to Dismiss [ECF No. 36] is **DENIED** as moot without prejudice to refile in

---

[1] The Curds' Complaint is untimely because it lacks allegations that SIMC charged excessive fees at any
time during the one year period prior to its filing on December 11, 2013. Section 36(b) of the Investment
Company Act provides that "[n]o award of damages shall be recoverable for any period prior to one year
before the action was instituted." 15 U.S.C. § 80a-35(b)(3). The Curds' Complaint contains allegations
related solely to the fees paid to SIMC during the SEI Funds' 2012 fiscal years, which Plaintiffs
acknowledge ended on September 30, 2012 and August 31, 2012. Compl. ¶ 26. Regardless of their
timeliness, I have serious doubts about the sufficiency of the allegations in the Complaint as compared to
the standard for a violation of Section 36(b) articulated in *Gartenberg v. Merrill Lynch Asset
Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982), and adopted by the Supreme Court in *Jones v.
Harris Associates L.P.*, 559 U.S. 335, 347 (2010).

response to the filing of an amended complaint.

s/Anita B. Brody

_____

ANITA B. BRODY, J.

Copies **VIA ECF** on _____ to: Copies **MAILED** on _____ to: